News Release
Communiqué de Pressee
Paris, December 11, 2006
Exhibit 99.5

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com

NOTICE OF APPOINTMENT
Effective today, Arnaud Breuillac has been appointed Vice President, Central Europe and Continental Asia, Exploration & Production. He replaces Menno Grouvel who is retiring.
Arnaud Breuillac, 48, graduated from Ecole Centrale de Lyon in 1981 and INSEAD (Young Managers Program) in 1990.
After joining the Group in 1982, he held various Exploration and Production positions in the United Kingdom, Indonesia and France. In 2002, he was appointed Deputy Managing Director, Angola. Since July 2004, he has been Vice President, Iran, Middle East Department, in charge of upstream operations in this country.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com